US$250,000,000 5.75% NOTES DUE 2017

Issuer:	Corporación Andina de Fomento

Type:	SEC Registered

Size:	US$250,000,000

Maturity:	January 12, 2017

Coupon (Interest Rate):	5.75%

Benchmark Treasury:	4.875% due August 15, 2016

Benchmark Treasury Price and Yield:	100-24 (4.779%)

Spread to Benchmark Treasury:	1.05% (+105 basis points)

Yield to Maturity:	5.829%

Issuer Ratings (S&P/Moody's/Fitch):	A1/A/A+

Interest Payment Dates:	January 12 and July 12, commencing January 12, 2007

Day Count Convention:	30/360

Price to Public:	99.402%

Settlement Date:	T+5; September 12, 2006

Denominations:	US$1,000 x US$1,000

CUSIP / ISIN:	219868 BL 9 / US219868BL92

Lead Manager:	Credit Suisse Securities (USA) LLC

Co-managers:	Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC collect at 212-325-2580.
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